SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )

Nexxus Lighting, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

65338E105

(CUSIP number)

RVL 1 LLC c/o Aston Capital LLC 177 Broad Street Stamford, CT 06901 With copies to: Marita A. Makinen, Esq. Lowenstein Sandler PC 1251 Avenue of the Americas New York, NY 10020 (646) 414-6950

(Name, address and telephone number of person authorized to receive notices and communications)

September 25, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

13D

CUSIP No. 65338E105	Page 2

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): RVL 1 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 46,153,846**
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 46,153,846**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 46,153,846**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 72.5%
14	TYPE OF REPORTING PERSON: OO

*	The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
**	Assumes conversion of all shares of Series B Convertible Preferred Stock of Nexxus Lighting, Inc., par value $0.001 per share (the “Series B Preferred Stock”). The Series B Preferred Stock is convertible any time at the option of the holder into the number of shares of common stock of Nexxus Lighting, Inc., par value $0.001 per share (the “Common Stock”) equal to the Series B Stated Value then in effect divided by the Series B Conversion Price then in effect. As of September 25, 2012, the Series B Stated Value is $10.00 and the Series B Conversion Price is $0.13. As of September 25, 2012, there is an insufficient number of authorized shares of Common Stock to effect the full conversion of the Series B Preferred Stock. Accordingly, as of September 25, 2012, only 19,377,086 shares of Common Stock have been reserved for issuance upon conversion of 251,902 shares of the Series B Preferred Stock. The Company intends to increase the authorized number of shares of Common Stock, at which time a total of 46,153,846 shares of Common Stock will be reserved for issuance upon conversion of all of the Series B Preferred Stock.

13D

CUSIP No. 65338E105	Page 3

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Aston Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 46,153,846**
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 46,153,846**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 46,153,846**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 72.5%
14	TYPE OF REPORTING PERSON: OO

*	The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
**	Assumes conversion of all shares of Series B Convertible Preferred Stock of Nexxus Lighting, Inc., par value $0.001 per share (the “Series B Preferred Stock”). The Series B Preferred Stock is convertible any time at the option of the holder into the number of shares of common stock of Nexxus Lighting, Inc., par value $0.001 per share (the “Common Stock”) equal to the Series B Stated Value then in effect divided by the Series B Conversion Price then in effect. As of September 25, 2012, the Series B Stated Value is $10.00 and the Series B Conversion Price is $0.13. As of September 25, 2012, there is an insufficient number of authorized shares of Common Stock to effect the full conversion of the Series B Preferred Stock. Accordingly, as of September 25, 2012, only 19,377,086 shares of Common Stock have been reserved for issuance upon conversion of 251,902 shares of the Series B Preferred Stock. The Company intends to increase the authorized number of shares of Common Stock, at which time a total of 46,153,846 shares of Common Stock will be reserved for issuance upon conversion of all of the Series B Preferred Stock.

13D

CUSIP No. 65338E105	Page 4

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Robert V. LaPenta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 46,153,846**
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 46,153,846**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 46,153,846**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 72.5%
14	TYPE OF REPORTING PERSON: IN

*	The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
**	Assumes conversion of all shares of Series B Convertible Preferred Stock of Nexxus Lighting, Inc., par value $0.001 per share (the “Series B Preferred Stock”). The Series B Preferred Stock is convertible any time at the option of the holder into the number of shares of common stock of Nexxus Lighting, Inc., par value $0.001 per share (the “Common Stock”) equal to the Series B Stated Value then in effect divided by the Series B Conversion Price then in effect. As of September 25, 2012, the Series B Stated Value is $10.00 and the Series B Conversion Price is $0.13. As of September 25, 2012, there is an insufficient number of authorized shares of Common Stock to effect the full conversion of the Series B Preferred Stock. Accordingly, as of September 25, 2012, only 19,377,086 shares of Common Stock have been reserved for issuance upon conversion of 251,902 shares of the Series B Preferred Stock. The Company intends to increase the authorized number of shares of Common Stock, at which time a total of 46,153,846 shares of Common Stock will be reserved for issuance upon conversion of all of the Series B Preferred Stock.

13D

CUSIP No. 65338E105	Page 5

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): James A. DePalma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 40,000
	8	SHARED VOTING POWER: 46,153,846**
	9	SOLE DISPOSITIVE POWER: 40,000
	10	SHARED DISPOSITIVE POWER: 46,153,846**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 46,193,846**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 72.6%
14	TYPE OF REPORTING PERSON: IN

*	The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
**	Assumes conversion of all shares of Series B Convertible Preferred Stock of Nexxus Lighting, Inc., par value $0.001 per share (the “Series B Preferred Stock”). The Series B Preferred Stock is convertible any time at the option of the holder into the number of shares of common stock of Nexxus Lighting, Inc., par value $0.001 per share (the “Common Stock”) equal to the Series B Stated Value then in effect divided by the Series B Conversion Price then in effect. As of September 25, 2012, the Series B Stated Value is $10.00 and the Series B Conversion Price is $0.13. As of September 25, 2012, there is an insufficient number of authorized shares of Common Stock to effect the full conversion of the Series B Preferred Stock. Accordingly, as of September 25, 2012, only 19,377,086 shares of Common Stock have been reserved for issuance upon conversion of 251,902 shares of the Series B Preferred Stock. The Company intends to increase the authorized number of shares of Common Stock, at which time a total of 46,153,846 shares of Common Stock will be reserved for issuance upon conversion of all of the Series B Preferred Stock.

13D

CUSIP No. 65338E105	Page 6

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Robert V. LaPenta, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 46,153,846**
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 46,153,846**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 46,153,846**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 72.5%
14	TYPE OF REPORTING PERSON: IN

*	The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
**	Assumes conversion of all shares of Series B Convertible Preferred Stock of Nexxus Lighting, Inc., par value $0.001 per share (the “Series B Preferred Stock”). The Series B Preferred Stock is convertible any time at the option of the holder into the number of shares of common stock of Nexxus Lighting, Inc., par value $0.001 per share (the “Common Stock”) equal to the Series B Stated Value then in effect divided by the Series B Conversion Price then in effect. As of September 25, 2012, the Series B Stated Value is $10.00 and the Series B Conversion Price is $0.13. As of September 25, 2012, there is an insufficient number of authorized shares of Common Stock to effect the full conversion of the Series B Preferred Stock. Accordingly, as of September 25, 2012, only 19,377,086 shares of Common Stock have been reserved for issuance upon conversion of 251,902 shares of the Series B Preferred Stock. The Company intends to increase the authorized number of shares of Common Stock, at which time a total of 46,153,846 shares of Common Stock will be reserved for issuance upon conversion of all of the Series B Preferred Stock.

13D

CUSIP No. 65338E105	Page 7

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Robert A. Basil, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 46,153,846**
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 46,153,846**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 46,153,846**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 72.5%
14	TYPE OF REPORTING PERSON: IN

*	The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
**	Assumes conversion of all shares of Series B Convertible Preferred Stock of Nexxus Lighting, Inc., par value $0.001 per share (the “Series B Preferred Stock”). The Series B Preferred Stock is convertible any time at the option of the holder into the number of shares of common stock of Nexxus Lighting, Inc., par value $0.001 per share (the “Common Stock”) equal to the Series B Stated Value then in effect divided by the Series B Conversion Price then in effect. As of September 25, 2012, the Series B Stated Value is $10.00 and the Series B Conversion Price is $0.13. As of September 25, 2012, there is an insufficient number of authorized shares of Common Stock to effect the full conversion of the Series B Preferred Stock. Accordingly, as of September 25, 2012, only 19,377,086 shares of Common Stock have been reserved for issuance upon conversion of 251,902 shares of the Series B Preferred Stock. The Company intends to increase the authorized number of shares of Common Stock, at which time a total of 46,153,846 shares of Common Stock will be reserved for issuance upon conversion of all of the Series B Preferred Stock.

Item 1.	Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Nexxus Lighting, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 124 Floyd Smith Drive, Suite 300, Charlotte, North Carolina 28262.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) RVL 1 LLC (“RVL”);

(ii) Aston Capital LLC (“Aston”);

(iii) Robert V. LaPenta (“Mr. LaPenta”);

(iv) James A. DePalma (“Mr. DePalma”);

(v) Robert V. LaPenta, Jr. (“Mr. LaPenta, Jr.”); and

(vi) Robert A. Basil, Jr. (“Mr. Basil, Jr.”) (collectively, the “Reporting Persons”).

(b) Residence or business address:

The business address of each of the Reporting Persons is c/o Aston Capital LLC, 177 Broad Street, Stamford, CT 06901.

(c)

(i) RVL principally serves as an investment vehicle for the holdings in the Company.

(ii) Aston is a private investment company specializing in investments in secure military communication companies and companies with green technologies.

(iii) Mr. LaPenta’s principal occupation is serving as Chief Executive Officer and founder of Aston.

(iv) Mr. DePalma’s principal occupation is serving as Vice Chairman and Senior Managing Partner of Aston.

(v) Mr. LaPenta, Jr.’s principal occupation is serving as Partner of Aston.

(vi) Mr. Basil, Jr.’s principal occupation is serving as Partner of Aston.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

(f)

(i) RVL is a limited liability company duly organized in Delaware.

(ii) Aston is a limited liability company duly organized in Delaware.

(iii) Mr. LaPenta is a citizen of the United States.

(iv) Mr. DePalma is a citizen of the United States.

(v) Mr. LaPenta, Jr. is a citizen of the United States.

(vi) Mr. Basil, Jr. is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 6 below, on September 25, 2012, RVL purchased from the Company, for an aggregate of $6 million, 600,000 shares of the Company’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”), such shares being convertible into 46,153,846 shares of Common Stock. RVL obtained funds for the purchase of the shares of Series B Preferred Stock from capital contributions provided by its member, Mr. LaPenta.

None of the Reporting Persons intends to borrow any funds in connection with the investment in Series B Preferred Stock described above.

Item 4.	Purpose of Transaction.

RVL consummated the transactions contemplated by the Investment Agreement (as described in Item 6) in order to acquire an interest in the Company for investment purposes with the objective of building the Company into an industry leader through investment in new technology, channel expansion and execution of growth strategies through acquisitions. RVL intends to review continuously its position in the Company. Depending upon further evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, RVL may retain or from time to time increase its holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on its ability to do so in privately negotiated transactions, open market purchases or otherwise.

RVL also intends to have active participation in the management of the Company through representation on the board of directors of the Company (the “Board”). In connection with the consummation of the transactions contemplated by the Investment Agreement, the members of the Board at the time resigned and Mr. LaPenta, Mr. DePalma, Mr. LaPenta, Jr., Mr. Basil, Jr., Mr. Dennis McCarthy, Mr. Stephen G. Virtue, and Mr. William D. Ingram were appointed to the Board.

As a condition to the consummation of the transactions contemplated by the Investment Agreement, the Company agreed to increase its authorized shares of Common Stock from 40,000,000 to 120,000,000. This increase ensures sufficient shares of Common Stock are available for the conversion of the Series B Preferred Stock and will enable the Company to respond to potential business and financing opportunities that may present themselves in the future.

In addition, the Common Stock of the Company is currently listed on The NASDAQ Capital Market (symbol: NEXS) and, as a result, the Company is subject to the NASDAQ rules. On May 9, 2012, the Company received a letter from The NASDAQ Stock Market indicating that the bid price of the Common Stock for 30 consecutive business days had closed below the minimum $1.00 per share required for continued listing on the NASDAQ Capital Market as set forth in NASDAQ Listing Rule 5550(a)(2). The Company was provided a period of 180 calendar days, or until November 5, 2012, to regain compliance. The Company agreed to take all steps necessary, including a reverse stock split, to regain compliance with the bid-price requirement by November 5, 2012. As a result of the NASDAQ requirements, RVL required that the Company to agree to implement a reverse stock split as a condition to the consummation of the transactions contemplated by the Investment Agreement. The Board is authorized to effect a reverse stock split of all outstanding shares of Common Stock at ratios of 1-for-2, 1-for-2.5, 1-for-3, 1-for-3.5, 1-for-4, 1-for-4.5 or 1-for-5. If the Board determines to effect a reverse stock split, each outstanding two, two and one-half, three, three and one-half, four, four and one-half or five shares of Common Stock would be combined into one share of Common Stock. The specific ratio set forth in the foregoing sentence will be determined by the Board on or prior to November 5, 2012.

As a condition to the consummation of the transactions contemplated by the Investment Agreement, the Company also agreed to “opt-out” of Section 203 of the Delaware General Corporation Law, which contains certain “anti-takeover” provisions that apply to a Delaware corporation. Section 203 makes certain types of unfriendly or hostile corporate takeovers, or other non-board approved transactions involving a corporation and one or more of its significant stockholders, more difficult. Because Section 203 could be considered to have anti-takeover implications that could be construed as unfavorable to stockholder interests, the Board elected to have the Company “opt-out” of Section 203, so it is not applicable to Company. Another effect of opting out of Section 203 is that it will become easier for an interested stockholder (i.e., a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of the Company’s outstanding voting securities) to effect a business combination (which includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder) with the Company following the date the interested stockholder became an interested stockholder. Opting out of Section 203 will provide RVL greater flexibility to exit its interest in the Company through a subsequent sale of its interest to a third party without the approval of the Board.

Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), none of the Reporting Persons have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

The Information contained in Item 3 and Item 4 and Rows (7) through (13) of the cover pages of this Statement on Schedule 13D for each of the Reporting Persons, including all footnotes thereto, are incorporated herein by reference.

(a) Upon consummation of the transactions contemplated by the Investment Agreement (as described in Item 6), RVL became the record holder of 600,000 shares of the Company’s Series B Preferred Stock. Assuming conversion of all of the Series B Preferred Stock, RVL is the beneficial owner of 46,153,846 shares of Common Stock constituting approximately 72.5% of the total issued and outstanding shares of Common Stock.

Assuming exercise of all of the Series B Preferred Stock, Aston, in its capacity as the managing member of RVL, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 46,153,846 shares of Common Stock constituting approximately 72.5% of the total issued and outstanding shares of Common Stock.

Assuming exercise of all of the Series B Preferred Stock, Mr. LaPenta, in his capacity as a member and officer of each of RVL and Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 46,153,846 shares of Common Stock constituting approximately 72.5% of the total issued and outstanding shares of Common Stock.

Assuming exercise of all of the Series B Preferred Stock, Mr. DePalma, in his capacity as a member of Aston and officer of each of RVL and Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 46,193,846 shares of Common Stock, including 40,000 shares of Common Stock beneficially owned by him on his own account, constituting approximately 72.6% of the total issued and outstanding shares of Common Stock.

Assuming exercise of all of the Series B Preferred Stock, Mr. LaPenta, Jr., in his capacity as a member of Aston and officer of each of RVL and Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 46,153,846 shares of Common Stock constituting approximately 72.5% of the total issued and outstanding shares of Common Stock.

Assuming exercise of all of the Series B Preferred Stock, Mr. Basil, Jr., in his capacity as a member of Aston and officer of each of RVL and Aston, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 46,153,846 shares of Common Stock constituting approximately 72.5% of the total issued and outstanding shares of Common Stock.

(b) Except as disclosed in this Item 5, none of the Reporting Persons and, to the best of their knowledge, none of the managing member, members or officers of Aston or RVL, beneficially owns any shares of Common Stock.

(c) The information set forth in Item 6 below is incorporated herein by reference. On October 3, 2012, RVL converted 228,186 shares of Series B Preferred Stock into 17,552,769 shares of Common Stock. Other than such transaction and the transactions described in Item 6 below, none of the Reporting Persons has effected any transactions in respect of Common Stock within the past 60 days.

(d) The right to receive dividends on, and proceeds from the sale of the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above, is governed by the limited liability company agreements of each such entity, as applicable, and such dividends or proceeds may be distributed with respect to numerous member interests.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 12, 2012, the Company and RVL entered into an Investment Agreement (the “Investment Agreement”) providing for the issuance and sale to RVL of 600,000 shares of Series B Preferred Stock at $10.00 per share. Generally, all such Series B Preferred Stock is convertible into Common Stock at anytime upon the election of RVL.1 In connection with the transactions contemplated by the Investment Agreement, The NASDAQ Stock Market (“NASDAQ”) granted the Company an exception from the NASDAQ stockholder approval rules pursuant to the “financial viability exception” set forth in NASDAQ Rule 5635(f). The transactions contemplated by the Investment Agreement were consummated on September 25, 2012.

[1]	As of September 25, 2012, there is an insufficient number of authorized shares of Common Stock to effect the full conversion of the Series B Preferred Stock. Accordingly, as of September 25, 2012, 19,377,086 shares of Common Stock have been reserved for issuance upon conversion of 251,902 shares of the Series B Preferred Stock. The Company intends to increase the authorized number of shares of Common Stock, at which time a total of 46,153,846 shares of Common Stock will be reserved for issuance upon conversion of all of the Series B Preferred Stock.

The Investment Agreement provides RVL with the right to acquire its pro rata share of any authorized but unissued shares of capital stock of the Company which the Company may, from time to time, propose to sell and issue. This right is subject to certain customary exceptions and terminates in the event RVL no longer owns Common Stock and/or Series B Preferred Stock (assuming conversion) that in the aggregate equals at least 5% of outstanding Common Stock.

In addition, pursuant to a Registration Rights Agreement, dated September 25, 2012, between the Company and RVL (the “Registration Rights Agreement”), the Company has granted registration rights to RVL for any Common Stock held by RVL, including any Common Stock issuable upon the conversion of Series B Preferred Stock. Under the terms of the Registration Rights Agreement, at any time after the date of the Registration Rights Agreement, the Company will, upon receipt of a written request from RVL, file a registration statement with the SEC covering the resale of the requested shares of Common Stock held by RVL, including any shares of Common Stock issued upon the conversion of Series B Preferred Stock.

The foregoing description of the Investment Agreement and/or the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms of the Investment Agreement and the Registration Rights Agreement, which are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.

1	Investment Agreement between Nexxus Lighting, Inc. and RVL 1 LLC, dated as of September 12, 2012 (filed as Exhibit 10.1 to the Current Report on Form 8-K of Nexxus Lighting, Inc., as filed with the Securities and Exchange Commission on September 17, 2012 and incorporated herein by reference).

2	Registration Rights Agreement between Nexxus Lighting, Inc. and RVL 1 LLC, dated as of September 25, 2012 (filed as Exhibit 10.1 to the Current Report on Form 8-K of Nexxus Lighting, Inc., as filed with the Securities and Exchange Commission on September 26, 2012 and incorporated herein by reference).

3	Joint Filing Agreement dated as of October 5, 2012 among the Reporting Persons regarding filing of this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2012.

RVL 1 LLC

By:	/s/ Robert V. LaPenta
Name: Robert V. LaPenta
Title: CEO

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2012.

ASTON CAPITAL LLC

By:	/s/ Robert V. LaPenta
Name: Robert V. LaPenta
Title: CEO

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2012.

/s/ ROBERT V. LAPENTA
ROBERT V. LAPENTA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2012.

/s/ JAMES A. DEPALMA
JAMES A. DEPALMA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2012.

/s/ ROBERT V. LAPENTA, JR.
ROBERT V. LAPENTA, JR.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2012.

/s/ ROBERT A. BASIL, JR.
ROBERT A. BASIL, JR.